THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

03007479

If you have sold or transferred all your shares in Hanny Hol[illegible] nce hand this circular and the accompanying form of proxy to the purc[illegible] he bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SUPPL

SEC FILING 82-3638

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROCESSED
APR 01 2003
THOMSON FINANCIAL

PROPOSED CAPITAL REORGANISATION, PROPOSED AMENDMENT TO BYE-LAWS, ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME, CANCELLATION OF THE OPTIONS GRANTED AND GRANT OF GENERAL MANDATES

A notice convening a special general meeting of Hanny Holdings Limited to be held at 11/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, on Monday, 17th March, 2003 at 12:00 noon is set out on pages 26 to 30 to this circular. A form of proxy for use at the special general meeting is enclosed. Whether or not you are able to attend the meeting in person and vote at such meeting, you are advised to read the notice and complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrars, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting if you so wish.

CONTENTS

Page

RESPONSIBILITY STATEMENT 1

DEFINITIONS 2

EXPECTED TIMETABLE 5

LETTER FROM THE BOARD 6

APPENDIX I – SUMMARY OF THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME 15

APPENDIX II – EXPLANATORY STATEMENT 23

NOTICE OF SPECIAL GENERAL MEETING 26

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in this circular misleading.

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Adoption Date"	the date on which the New Share Option Scheme is adopted by the Company, which is expected to be 17th March, 2003, being the date of the SGM
"associate"	the meaning ascribed thereto in the Listing Rules
"Auditors"	at any time means the auditors of the Company for the time being of the Company
"Authorised Capital Cancellation"	the diminution of the authorised share capital of the Company from HK$650 million to HK$200 million by the cancellation of 45,000 million unissued Reorganised Shares
"Board"	the board of directors of the Company
"business day"	a day on which banks generally are open for business in Hong Kong
"Bye-Laws"	the current bye-laws of the Company
"Capital Reorganisation"	the consolidation of every (40) forty issued and unissued Existing Shares of HK$0.025 each into (1) one Consolidated Share followed by a reduction in value by cancelling HK$0.99 of the capital paid up on each issued Consolidated Share so as to form (1) one Reorganised Share of HK$0.01 and the sub-division of each unissued Consolidated Share into 100 Reorganised Shares of HK$0.01 each, the Authorised Capital Cancellation and the Share Premium Cancellation
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"connected person"	a person who is a "connected person" of the Company as the term "connected person" is defined in the Listing Rules
"Consolidated Share(s)"	share(s) of HK$1.00 each in the capital of the Company immediately following the Share Consolidation becoming unconditional and effective

"Date of Grant"	in respect of an Option, the business day on which the Board resolves to make an Offer to a Participant
"Director(s)"	the director(s) of the Company
"Existing Optionholder(s)"	holder(s) of the Existing Outstanding Options
"Existing Outstanding Options"	options already granted pursuant to the Existing Share Option Scheme whereby persons may subscribe for Shares
"Existing Share Option Scheme"	the share option scheme for a term of 10 years adopted by the Company on 21st August, 2001
"Existing Share(s)"	existing share(s) of HK$0.025 each in the share capital of the Company
"General Mandates"	the general mandates to issue and to repurchase Shares to be sought at the SGM
"Grantee"	any Participant who accepts the offer of the grant of an Option in accordance with the terms of the New Share Option Scheme or (where the context so permits) a person entitled to any such Option in consequence of the death of the original Grantee
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholder(s)"	Shareholder(s), other than the Existing Optionholders and their respective associates
"Latest Practicable Date"	19th February, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share Option Scheme"	the new share option scheme to be adopted by the Company at the SGM

"Offer"	an offer of an Option to a Participant pursuant to the New Share Option Scheme
"Option"	an option to subscribe for Shares to be granted pursuant to the New Share Option Scheme
"Option Period"	a period to be determined and notified by the Board to each Grantee at the time of making an Offer which shall not expire later than 10 years from the Date of Grant
"Participant"	any directors (including executive directors, non-executive directors and independent non-executive directors) and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers to the Group who the Board considers, in its sole discretion, have contributed or will contribute or can contribute to the Group
"Reorganised Share(s)"	share(s) of HK$0.01 each in the capital of the Company immediately following the Capital Reorganisation becoming unconditional and effective
"SGM"	the special general meeting of the Company to be held at 11/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 17th March, 2003 at 12:00 noon, notice of which is set out herein
"Share Consolidation"	the consolidation of every forty (40) issued and unissued Existing Shares into one (1) Consolidated Share
"Share Premium Cancellation"	the proposed cancellation of an amount of approximately HK$1,974.6 million standing to the credit of the share premium account of the Company and the transfer of the amount so cancelled to the contributed surplus account of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Shares"	Existing Shares, or when the context so requires, Reorganised Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the price per share at which a Grantee may subscribe for Shares on the exercise of an Option pursuant to the New Share Option Scheme

EXPECTED TIMETABLE

	2003
Latest time for lodging forms of proxy for the SGM	12:00 noon (Hong Kong time), Saturday, 15th March
SGM	12:00 noon (Hong Kong time), Monday, 17th March
Effective date of the Capital Reorganisation	9:00 a.m. (Hong Kong time), Tuesday, 18th March
Existing counter for trading in Existing Shares in board lots of 2,000 Existing Shares closes	9:30 a.m. (Hong Kong time), Tuesday, 18th March
Temporary counter for trading in Reorganised Shares in board lots of 50 Reorganised Shares (in the form of existing share certificates) opens	9:30 a.m. (Hong Kong time), Tuesday, 18th March
First day for free exchange of existing share certificates for new share certificates for the Reorganised Shares	Tuesday, 18th March
Existing counter for trading in Reorganised Shares in board lots of 2,000 Reorganised Shares (in the form of new share certificates) reopens	9:30 a.m. (Hong Kong time), Tuesday, 1st April
Parallel trading in Reorganised Shares (in the form of new share certificates and existing share certificates) commences	9:30 a.m. (Hong Kong time), Tuesday, 1st April
First day for matching service for selling and buying of odd lots of Reorganised Shares	Tuesday, 1st April
Temporary counter for trading in Reorganised Shares in board lots of 50 Reorganised Shares (in the form of existing share certificates) closes	4:00 p.m. (Hong Kong time), Thursday, 24th April
Parallel trading in Reorganised Shares (in the form of new share certificates and existing share certificates) ends	4:00 p.m. (Hong Kong time), Thursday, 24th April
Last day of matching service for selling and buying of odd lots of Reorganised Shares	Thursday, 24th April
Last day for free exchange of existing share certificates for new share certificates for the Reorganised Shares	Tuesday, 29th April

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken

Non-Executive Directors:
Mr. Fok Kin Ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Ms. Ma Wai Man, Catherine

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Place of Business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

21st February, 2003

To the Shareholders and the Existing Optionholders

Dear Sir or Madam,

PROPOSED CAPITAL REORGANISATION, PROPOSED AMENDMENT TO BYE-LAWS ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME, CANCELLATION OF THE OPTIONS GRANTED AND GRANT OF GENERAL MANDATES

INTRODUCTION

On 29th January, 2003, the Board announced that it proposed, inter alia, to effect the Capital Reorganisation which involves, inter alia, the Share Consolidation, the Share Premium Cancellation and the Authorised Capital Cancellation, to amend the Bye-laws, to terminate the Existing Share Option Scheme and to adopt the New Share Option Scheme as well as to cancel the Existing Outstanding Options.

At the SGM to be held on 17th March, 2003, resolutions will be proposed, among other matters, (i) to approve the proposed Capital Reorganisation, (ii) to approve amendment to the Bye-Laws, (iii) to terminate the Existing Share Option Scheme, adopt the New Share Option Scheme and cancel the Existing Outstanding Options, and (iv) to grant to the Directors the General Mandates. This circular contains information in relation to the Capital Reorganisation, amendment to the Bye-Laws, a summary of the principal terms of the New Share Option Scheme and the explanatory statement in compliance with the Listing Rules necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions.

CAPITAL REORGANISATION

The Board proposes that, subject to, among others, the conditions set out below:

(a) every forty (40) issued and unissued Existing Shares of HK$0.025 each be consolidated into one (1) Consolidated Share of HK$1.00 and then reduced in value by cancelling HK$0.99 of the share capital paid up on each issued Consolidated Share so as to form one (1) Reorganised Share of HK$0.01 and the subdivision of each unissued Consolidated Share (including that arising from the reduction of issued share capital of the company referred to above) into 100 Reorganised Shares of HK$0.01 each;

(b) the authorised share capital of the Company be reduced from HK$650 million to HK$200 million by cancelling 45,000 million unissued Reorganised Shares;

(c) the cancellation of an amount of approximately HK$1,974.6 million standing to the credit of the share premium account of the Company; and

(d) based on the issued share capital of the Company and the credit balance of the share premium account of the Company as at the Latest Practicable Date, the credit arising in the books of the Company from the Capital Reorganisation which is expected to be in the aggregate amount of approximately HK$2,133.3 million be transferred to the contributed surplus account of the Company and the directors of the Company be authorized to apply such surplus in any manner permitted by the laws of Bermuda and the Bye-Laws, including the making of any distribution to members and the elimination of the accumulated losses of the Company, as they may think fit, taking into account the best interest of the Company. As at the Latest Practicable Date, the Company has no intention to apply the aggregate amount of approximately HK$2,133.3 million to be transferred to the contributed surplus account of the Company for any specific purpose.

The Existing Shares are presently traded in board lots of 2000. It is proposed that following the implementation of the Capital Reorganisation, the Reorganised Shares will be traded in board lots of 2000.

CONDITIONS OF THE CAPITAL REORGANISATION

The Capital Reorganisation will be conditional upon:

(i) the passing at the SGM of a special resolution approving the Capital Reorganisation;

(ii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Reorganised Shares in issue and the Reorganised Shares falling to be issued upon exercise of options granted under the New Share Option Scheme; and

(iii) compliance by the Company with the requirements of Section 46(2) of the Companies Act 1981 of Bermuda.

APPLICATION FOR LISTING

Application will be made to the Listing Committee of the Stock Exchange for granting the listing of, and permission to deal in, the Reorganised Shares in issue following the implementation of the Capital Reorganisation and the Reorganised Shares falling to be issued upon exercise of the Existing Outstanding Options and options to be granted under the New Share Option Scheme. No application will be made for the listing of, and permission to deal in, the Reorganised Shares on any other stock exchange.

As at the Latest Practicable Date, the Existing Shares were listed and dealt in on the Stock Exchange. No part of the Shares are listed or dealt in on any other stock exchange, nor is listing of or permission to deal in, the Shares on any other stock exchange being or proposed to be sought.

Subject to the granting of the listing of, and permission to deal in, the Reorganised Shares on the Stock Exchange, the Reorganised Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Reorganised Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

TRADING ARRANGEMENTS OF ODD LOTS

In order to alleviate the difficulties arising from the existence of odd lots of Reorganised Shares, the Company will appoint Tai Fook Securities Company Limited to match the sales and purchases of odd lots of Reorganised Shares or to offer a top-up arrangement on a best efforts basis to the holders of such odd holdings as a direct consequence of the Share Consolidation during the period from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive).

Holders of odd lots of the Reorganised Shares who wish to take advantage of this arrangement may contact Ms. Samantha Chan of Tai Fook Securities Company Limited at 25/F., New World Tower, 16-18 Queen's Road Central, Hong Kong (telephone no. (852) 2160 9928) as soon as possible starting from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive). Holders of odd lot Reorganised Shares should note that matching of odd lots is not guaranteed and they are recommended to

DETAILS OF THE SHARE CAPITAL OF THE COMPANY BEFORE AND AFTER THE CAPITAL REORGANISATION

The table below shows the authorised and issued share capital of the Company as at the Latest Practicable Date and immediately after completion of the Capital Reorganisation (based on the existing number of issued Existing Shares and assuming that no new Existing Shares will be issued prior to the date when the Capital Reorganisation becomes effective).

As at the Latest Practicable Date		**Upon completion of the Capital Reorganisation**	
Authorised:	*HK$*	*Authorised:*	*HK$*
26,000,000,000 Existing Shares	650,000,000	20,000,000,000 Reorganised Shares	200,000,000
Issued and credited as fully paid:		*Issued and credited as fully paid:*	
6,412,128,118 Existing Shares	160,303,202.95	160,303,202 Reorganised Shares	1,603,032.02
Share premium account (approximate amount)	1,974.6 million	Share premium account	0
Contributed surplus account (approximate amount)	0.4 million	Contributed surplus account (approximate amount)	2,133.7 million

REASONS FOR THE CAPITAL REORGANISATION

The Board believes that the Capital Reorganisation is beneficial to the Company and its shareholders as a whole as the administration costs incurred for the Company in Hong Kong and Bermuda, including the annual registration fees payable to the Bermuda government authority, will be reduced as a result of the Capital Reorganisation.

EFFECT OF THE CAPITAL REORGANISATION

The Board is of the view that save for the expenses to be incurred in relation to the Capital Reorganisation, the implementation of the Capital Reorganisation will not, by itself, materially alter the net asset value, business operations, management or financial position of the Group or the proportionate interests of Shareholders in the Company and is in the interests of the Company and the Shareholders as a whole.

Any fraction of Reorganised Shares that arises from the Capital Reorganisation will be aggregated and sold (if a premium, net of expenses, can be obtained) for the benefit of the Company.

The Reorganised Shares will rank pari passu in all respect with each other.

FREE EXCHANGE OF SHARE CERTIFICATES AND PARALLEL TRADING ARRANGEMENTS

Subject to the Capital Reorganisation becoming effective, the arrangements proposed for dealings in the Reorganised Shares are expected to be as follows:

(a) with effect from 9:30 a.m. on Tuesday, 18th March, 2003, the original counter for trading in the Existing Shares in board lots of 2,000 Existing Shares will be closed temporarily and a temporary counter for trading in the Reorganised Shares in board lots of 50 Reorganised Shares (in the form of existing share certificates in pink colour) will be set up. Accordingly, forty Existing Shares will represent one Reorganised Shares. Existing share certificates for the Existing Shares may only be traded at this counter;

(b) with effect from 9:30 a.m. on Tuesday, 1st April, 2003, the original counter for trading in the Reorganised Shares in board lots of 2,000 Reorganised Shares (in the form of new share certificates in light blue colour) will be reopened. Only new share certificates for the Reorganised Shares can be traded at this counter;

(c) during the period from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive), there will be parallel trading in the above two counters. In order to alleviate the difficulties arising from the existence of Reorganised Shares as a result of the Capital Reorganisation, the Company has procured Tai Fook Securities Company Limited to stand in the market to provide matching services on a best efforts basis for the sale and purchase of odd lot Reorganised Shares by the odd lots holders of such shares at their own cost during the period from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive) to make up a full board lot or to dispose of their holdings of odd lots of Reorganised Shares. Holders of odd lots of the Reorganised Shares who wish to take advantage of this arrangement either to dispose of their odd lots of the Reorganised Shares or to top up their odd lots to a full board lot of 2,000 Reorganised Shares may contact Ms. Samantha Chan of Tai Fook Securities Company Limited at 25/F., New World Tower, 16-18 Queen's Road Central, Hong Kong (telephone no. (852) 2160 9928) as soon as possible starting from Tuesday, 1st April, 2003 to Thursday, 24th April, 2003 (both dates inclusive). Holders of odd lot Existing Shares or Reorganised Shares should note that matching of odd lots is not guaranteed and they are recommended to consult their professional advisors if in doubt about the aforementioned arrangement; and

(d) with effect from 9:30 a.m. on Friday, 25th April, 2003, trading will only be in the Reorganised Shares in board lots of 2,000 Reorganised Shares (in the form of new share certificates in light blue colour) and the temporary counter for trading in the Reorganised Shares in board lots of 50 Reorganised Shares (in the form of existing share certificates in pink colour) will be closed after the close of trading at 4:00 p.m. on Thursday, 24th April, 2004.

Subject to the Capital Reorganisation becoming effective, Shareholders may, during business hours from 18th March, 2003 to 29th April, 2003 (both dates inclusive), submit their certificates for the Existing Shares to the Company's branch registrar in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, in exchange for certificates for the Reorganised Shares (on the basis of every forty (40) Existing Shares for one (1)

Reorganised Share) free of charge. Thereafter, share certificates for Existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new certificate issued for the Reorganised Shares or each old share certificate submitted.

It is expected that new share certificates for the Reorganised Shares will be available for collection on or about the 10th business day from the date of submission of the existing share certificates for the Existing Shares to the Company's branch share registrar at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. If Shareholders are able to lodge their share certificates for the Existing Shares between 9:00 a.m. to 4:00 p.m. on Tuesday, 18th March, 2003, it is expected that new share certificates for the Reorganised Shares will be available for collection on Tuesday, 1st April, 2003. Unless otherwise instructed, new share certificates for the Reorganised Shares will be issued in board lots of 2,000 Reorganised Shares.

Existing certificates for Existing Shares will only be valid for trading and settlement purposes for the period up to 4:00 p.m. on Thursday, 24th April, 2003 (i.e. the last day for parallel trading) but they will remain effective as documents of title and valid for registration purposes on the basis of forty (40) Existing Shares for one (1) Reorganised Share.

PROPOSED AMENDMENT TO BYE-LAWS

The Company also proposed that conditional upon the Capital Reorganisation becoming effective, an amendment to bye-law 3(1) of the Bye-Laws be made to reflect the new par value of the Shares.

ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The Stock Exchange has made certain amendments to Chapter 17 (Share option schemes) of the Listing Rules since the adoption of the Existing Share Option Scheme. The Company proposes to terminate the Existing Share Option Scheme and adopt a New Share Option Scheme in accordance with Chapter 17 of the Listing Rules, conditional upon:

(i) the passing of an ordinary resolution by Shareholders to terminate the Existing Share Option Scheme and to approve the New Share Option Scheme at the SGM; and

(ii) the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of the options granted under the New Share Option Scheme (up to an initial limit of 10% of the Shares in issue at the date of passing of the resolution to adopt the New Share Option Scheme).

As at the Latest Practicable Date, the Existing Share Option Scheme was the only share option scheme of the Company. Since the amendments to Chapter 17 of the Listing Rules came into effect, no options have been granted under the Existing Share Option Scheme.

On termination of the Existing Share Option Scheme no further options will be granted under the Existing Share Option Scheme but the Existing Outstanding Options shall continue to be valid and exercisable in accordance with the Existing Share Option Scheme, subject to compliance with the Listing Rules and the provisions of the Existing Share Option Scheme will in all other respects remain in force so as to give effect to the Existing Outstanding Options.

As at the Latest Practicable Date, the issued share capital of the Company comprised 6,412,128,118 Existing Shares and the Company has granted 640,000,000 share options under the Existing Share Option Scheme which represents approximately 9.98% of the issued share capital of the Company. None of such share options have been exercised, cancelled or lapsed. The Board will not grant any further options under the Existing Share Option Scheme during the period from the Latest Practicable Date to the date of the SGM. A summary of the principal terms of the New Share Option Scheme is set out in Appendix I to this circular.

The New Share Option Scheme does not specify a minimum period for which an Option must be held nor a performance target which must be achieved before an Option can be exercised. However, the rules of the New Share Option Scheme provide that the Board may determine, at its sole discretion, such term(s) on the grant of an Option, which decision may vary on a case by case basis. The basis for determination of the Subscription Price is also specified precisely in the rules of the New Share Option Scheme. The Directors consider that the aforesaid criteria and rules will serve to preserve the value of the Company and encourage the Participants to acquire proprietary interests in the Company.

The Directors consider that it is not appropriate to state the value of all Options that can be granted under the New Share Option Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the Options' value have not been determined. Such variables include the exercise price, exercise period, any performance targets set and other relevant variables. The Directors believe that any calculation of the value of the Options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

Subject to the approval of the Shareholders of the adoption of the New Share Option Scheme at the SGM and conditional upon the Stock Exchange granting approval of the listing of, and permission to deal in, the Shares or any part thereof that may fall to be issued pursuant to the exercise of the Options, the Directors will have the right to grant Options to the Participants to subscribe for Shares such that the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme and any other share option schemes of the Company shall not exceed 10 per cent. of the share capital of the Company in issue as at the SGM (such 10 per cent. shall represent 641,212,811 Existing Shares (or 16,030,320 Reorganised Shares if the Capital Reorganisation becomes effective)) on the basis that the issued Existing Shares as at the SGM will be 6,412,128,118) unless the Company obtains a fresh approval from the Shareholders to refresh such 10 per cent. limit but provided always that the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes of the Company shall not in aggregate exceed 30 per cent. of the share capital of the Company in issue from time to time.

REASONS FOR THE NEW SHARE OPTION SCHEME

The Directors consider that the adoption of the New Share Option Scheme in compliance with the revised Listing Rules is in the interests of the Company and the Shareholders as a whole because it enables the Company to reward and provide incentives to its employees and other groups of Participants as provided under the New Share Option Scheme.

CANCELLATION OF OPTIONS GRANTED

The exercise price of the Existing Outstanding Options is HK$0.07472 which is above the current market price of the Shares and consequently no longer act as an incentive for Existing Optionholders as they were intended to be.

The Directors propose, subject to the agreement of the Existing Optionholders to surrender the relevant Existing Outstanding Options to the Company for cancellation, to cancel the Existing Outstanding Options which entitle the holders thereof to subscribe for a total of 640,000,000 Shares up to 30th August, 2006 previously granted to the Existing Optionholders, including the executive Directors and employees of the Group.

As at the Latest Practicable Date, the Company has not entered into any agreement with the Existing Optionholders in respect of the cancellation of the Existing Outstanding Options and it has not yet decided whether new options will be granted to the Existing Optionholders after the adoption of the New Share Option Scheme as a condition for their agreement to surrender the Existing Outstanding Options. Any cancellation of the Existing Outstanding Options will only be made in accordance with the terms of the Existing Share Option Scheme.

The cancellation of Existing Outstanding Options granted but not exercised will be conditional upon, inter alia, the approval of the Independent Shareholders. Accordingly, those Existing Optionholders and their respective associates shall abstain from voting in respect of the resolution to approve the cancellation of their Existing Outstanding Options to be proposed at the SGM.

ADJUSTMENTS OF THE SUBSCRIPTION PRICE OF THE OUTSTANDING OPTIONS GRANTED UNDER THE EXISTING SHARE OPTION SCHEME

Subject to the Capital Reorganisation becoming unconditional, the subscription price of the Existing Outstanding Options will be adjusted in accordance with the terms of the Existing Share Option Scheme. Details of the adjustments to be made to the subscription price as a result of the implementation of the Capital Reorganisation will be announced as soon as practicable.

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

The Company would like to propose ordinary resolutions at the SGM, to grant General Mandates to the Board to exercise the powers of the Company to allot and issue Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of the SGM and to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the SGM (or, if appropriate, the issued share capital of the Company following

the Capital Reorganisation becoming effective), and to add to such General Mandate to allot and issue Shares the number of Shares repurchased by the Company. The Board believes that it is in the best interests of the Company and the Shareholders as a whole if the General Mandates are approved by the Shareholders and granted to the Board at the SGM. The Directors currently do not have any plan for raising capital by issuing new Shares following the implementation of the Capital Reorganisation and the grant of the General Mandates.

An explanatory statement in relation to the Repurchase Mandate as required by the relevant provisions of the Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in Appendix II to this circular.

SGM

A notice convening the SGM to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 17th March, 2003 at 12:00 noon is set out on pages 26 to 30 of this circular. Whether or not you are able to attend the meeting in person and vote at such meeting, you are advised to read the notice and complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrars, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting if you so wish.

RECOMMENDATION

The Directors are of the opinion that the Capital Reorganisation, amendment to the Bye-Laws, the termination of the Existing Share Option Scheme, adoption of New Share Option Scheme, cancellation of share options granted under the Existing Share Option Scheme and the grant of General Mandates are in the best interests of the Company. The Directors therefore recommend the Shareholders to vote in favour of all the resolutions to be proposed at the SGM.

DOCUMENT AVAILABLE FOR INSPECTION

A copy of the New Share Option Scheme is available for inspection during business hours at the Company's principal place of business in Hong Kong at 8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Hong Kong from the date of this circular up to the date of the SGM. Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

The following is a summary of the principal terms of the New Share Option Scheme.

1. The purpose of the New Share Option Scheme is to provide Participants with the opportunity to acquire proprietary interests in the Company and to encourage Participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

2. The New Share Option Scheme shall be subject to the administration of the Board whose decision as to all matters arising in relation to the New Share Option Scheme or its interpretation or effect shall be final and binding on all parties.

3. The categories of the Participant under the New Share Option Scheme are any directors (including executive directors, non-executive directors and independent non-executive directors) of the Group and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers to the Group who the Board considers, in its sole discretion, have contributed or will contribute or can contribute to the Group.

4. Each grant of Options to any director, chief executive or substantial shareholder of the Company, or any of their respective associates shall be subject to the prior approval of the independent non-executive directors of the Company (excluding any independent non-executive director who is the proposed Grantee of the Option or an associate thereof). Where any grant of Options to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, would result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled or outstanding) to such person in the 12 month period up to and including the date of such grant:

   (i) representing in aggregate over 0.1 per cent. (or such other percentage as may from time to time be specified by the Stock Exchange) of the Shares in issue; and

   (ii) having an aggregate value, based on the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Date of Grant, in excess of HK$5 million (or such other amount as may from time to time be specified by the Stock Exchange),

   such grant of Options shall be subject to prior approval by resolution of the Shareholders (voting by way of poll) on which all connected persons of the Company shall abstain from voting in favour but (for the avoidance of doubt), any connected person may without affecting the validity of the relevant resolution vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular to be sent to the Shareholders in connection therewith.

5. No Offer shall be made to, nor shall any Offer be capable of acceptance by, any Participant at a time when the Participant would or might be prohibited from dealing in the Shares by the Listing Rules or by any other applicable rules, regulations or law.

6. The maximum number of Shares which may be issued upon exercise of all outstanding options granted to the Grantees and yet to be exercised under the New Share Option Scheme and other share option schemes of the Company shall not exceed 30 per cent. of Shares in issue from time to time ("New Share Option Scheme Limit").

   (i) The maximum number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) of the Company shall not exceed 10 per cent. of Shares in issue on the date of approval of the New Share Option Scheme (the "New Share Option Scheme Mandate Limit"). Option lapsed in accordance with the terms of the New Share Option Scheme will not be counted for the purpose of calculating the New Share Option Scheme Mandate Limit.

   (ii) The New Share Option Scheme Mandate Limit referred to in paragraph 6(i) may be refreshed at any time subject to prior Shareholders' approval but in any event shall not exceed 10 per cent. of Shares in issue as at the date of approval of the renewal of the New Share Option Scheme Mandate Limit. Option previously granted under the New Share Option Scheme or any other share option schemes (including those outstanding, cancelled, lapsed in accordance with the terms or exercised options) will not be counted for the purpose of calculating the refreshed New Share Option Scheme Mandate Limit.

   (iii) The Company may grant Options beyond the New Share Option Scheme Mandate Limit to Participants if:

      (a) the Company has first sent a circular to Shareholders containing a generic description of the specified Participants in question, the number and terms of the Options to be granted, the purpose of granting Options to the specified Participants with an explanation as to how the terms of the Options serve such purpose and other information as required under rule 17.02(2)(d) and 17.02(4) of the Listing Rules; and

      (b) separate Shareholder's approval has been obtained.

7. The maximum number of Shares issued and to be issued upon exercise of all options granted and to be granted to a specifically identified single Grantee under the New Share Option Scheme and any other share option scheme(s) of the Company shall not in any 12-month period exceed 1 per cent. of the Shares in issue (the "Individual Limit"). The Company may grant Options beyond the Individual Limit to a Participant at any time if:

   (i) the Company has first sent a circular to Shareholders containing the identity of the Participant in question, the number and terms of the Options to be granted (and Options previously granted to such Participant) and other information as required under rule 17.02(2)(d) and 17.02(4) of the Listing Rules); and

(ii) separate Shareholder's approval has been obtained in general meeting with the proposed relevant Grantee (as the case may be) and his associates, as defined in the Listing Rules, abstaining from voting.

8. The Option Period is a period to be notified by the Board to each Grantee at the time of making an Offer which shall not expire later than 10 years from the Date of Grant.

9. On and subject to the terms of the New Share Option Scheme, the Board shall be entitled at any time within 10 years after the Adoption Date to make an Offer to any Participant as the Board may in its absolute discretion select to take up an Option pursuant to which such Participant may, during the Option Period, subscribe for such number of Shares as the Board may determine at the Subscription Price. The Offer shall specify the terms on which the Option is to be granted. Such terms may at the discretion of the Board, include (i) a minimum period for which an Option must be held before it can be exercised and/or (ii) a performance target that must be reached, before the Option can be exercised in whole or in part; and (iii) any other terms, all of which may be imposed (or not imposed) either on a case-by-case basis or generally.

10. An Offer shall be deemed to have been accepted and an Option shall be deemed to have been granted and accepted and shall take effect when the duplicate letter comprising acceptance of the Offer duly signed by the Grantee with the number of Shares in respect of which the Offer is accepted clearly stated therein together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant thereof is received by the Company. Such remittance shall in no circumstances be refundable. An Offer shall be made to a Participant by letter in such form as the Board may from time to time determine requiring the Participant to undertake to hold the Option on the terms on which it is to be granted and to be bound by the provisions of the New Share Option Scheme and shall remain open for acceptance by the Participant concerned for a period of 28 days from the Date of Grant.

11. The Subscription Price shall be determined by the Board in its absolute discretion but in any event shall not be less than the greatest of:

(i) the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Date of Grant;

(ii) the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the Date of Grant; and

(iii) the nominal value of a Share.

12. The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the memorandum of association and bye-laws of the Company for the time being in force and shall rank pari passu in all respects with the fully paid Shares in issue on the date on which those Shares are allotted on exercise of the Option and accordingly shall entitle the holders thereof to participate in all dividends or other distributions paid or made after the date on which Shares are allotted other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date thereof shall be on or before the date on which the Shares are allotted.

13. Subject to the provisions of the New Share Option Scheme, the New Share Option Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Options shall be offered or granted but the provisions of the New Share Option Scheme shall remain in full force and effect in all other respects insofar as to give effect to the outstanding Options granted. Options granted during the life of the New Share Option Scheme shall continue to be exercisable in accordance with their terms of grant after the end of the ten-year period.

14. In the event of the Grantee ceasing to be a Participant by reason of his death, his legal personal representative(s) may exercise the Option up to the Grantee's entitlement (to the extent not already exercised) within the period of 12 months following his death provided that where any of the events set out in paragraphs 18, 19, 20 and 21 occurs prior to his death or within such period of 6 months following his death, then his personal representative(s) may so exercise the Option within such of the various periods respectively set out in such paragraphs provided further that if within a period of 3 years prior to the Grantee's death, the Grantee had committed any of the acts specified in paragraph 22(f) which would have entitled the Company to terminate his employment prior to his death, the Board may at any time forthwith terminate the Option (to the extent not already exercised) by written notice to the Grantee's legal personal representative(s) and/or to the extent the Option has been exercised in whole or in part by his legal personal representative(s), but Shares have not been allotted, he shall be deemed not to have so exercised such Option and the Company shall return to him the amount of the Subscription Price for the Shares in respect of the purported exercise of such Option.

15. In the event of a Grantee who is an employee or a director of the Company or another member of the Group ceasing to be a Participant for any reason other than his death or the termination of his employment or directorship on one or more of the grounds specified in paragraph 22(f), the Option (to the extent not already exercised) shall lapse on the date of cessation of such employment (which date shall be the last actual working day with the Company or the relevant Subsidiary whether salary is paid in lieu of notice or not) and shall cease to be exercisable provided that the Board may within one month from the date of such cessation otherwise determine that the Option (or such remaining part thereof) shall become exercisable within such period as the Board may determine following the date of such cessation.

16. In the event of a Grantee who is not an employee or a director of the Company or another member of the Group ceasing to be a Participant as and when determined by the Board by resolution for any reason other than his death, the Board may by written notice to such Grantee within one month from the date of such cessation determine the period within which the Option (or such remaining part thereof) shall be exercisable following the date of such cessation.

17. In the event of the Grantee ceasing to be a Participant by reason of the termination of his employment or directorship on one or more of the grounds specified in paragraph 22(f) and the Grantee has exercised the Option in whole or in part pursuant to the New Share Option Scheme, but Shares have not been allotted to him, the Grantee shall be deemed not to have so exercised such Option and the Company shall return to the Grantee the amount of the Subscription Price for the Shares in respect of the purported exercise of such Option.

18. If a general offer by way of takeover or otherwise (other than by way of scheme of arrangement pursuant to paragraph 19 below) is made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant Option, the Company shall forthwith give notice thereof to the Grantee and the Grantee shall be entitled to exercise the Option at any time within such period as shall be notified by the Board.

19. If a general offer for Shares by way of scheme of arrangement is made to all the holders of Shares and has been approved by the necessary number of holders of Shares at the requisite meetings, the Company shall forthwith give notice thereof to the Grantee and the Grantee may at any time thereafter (but before such time as shall be notified by the Board) exercise the Option.

20. In the event a notice is given by the Company to its Shareholders to convene a Shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall forthwith give notice thereof to the Grantee and the Grantee may at any time thereafter (but before such time as shall be notified by the Company) exercise the Option, and the Company shall as soon as possible and in any event no later than three days prior to the date of the proposed Shareholders' meeting, allot, issue and register in the name of the Grantee such number of fully paid Shares which fall to be issued on exercise of such Option.

21. In the event of a compromise or arrangement, other than a scheme of arrangement contemplated in paragraph 19 above, between the Company and its members or creditors being proposed in connection with a scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all Grantees on the same day as it gives notice of the meeting to its members or creditors to consider such a scheme or arrangement and the Grantee may at any time thereafter but before such time as shall be notified by the Company exercise the Option, and the Company shall as soon as possible and in any event no later than three days prior to the date of the proposed meeting, allot, issue and register in the name of the Grantee such number of fully paid Shares which fall to be issued on exercise of such Option.

22. An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a) the expiry of the Option Period (subject to the provisions of paragraphs 2.4 and 13 of the New Share Option Scheme);

(b) the expiry of the periods referred to in paragraphs 14-21;

(c) the expiry of the period referred to in paragraph 18 provided that if any court of competent jurisdiction makes an order the effect of which is to prohibit the offeror from acquiring the remaining Shares in the Offer, the relevant period within which Options may be exercised shall not begin to run until the discharge of the order in question or unless the offer lapses or is withdrawn before that date;

(d) subject to the scheme of arrangement (referred to in paragraph 19) becoming effective, the expiry of the period for exercising the Option as referred to in paragraph 19;

(e) the date of the commencement of the winding-up of the Company;

(f) the date on which the Grantee (if an employee or director of the Company or another member of the Group) ceases to be a Participant by reason of the termination of his employment or directorship on the grounds that he has been guilty of serious misconduct, or appears either to be unable to pay or to have no reasonable prospect of being able to pay his debts or has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or on any other grounds on which an employer would be entitled to terminate his employment summarily. A resolution of the Board to the effect that the employment of a Grantee has or has not been terminated on one or more of the grounds specified in this paragraph 22(f) shall be conclusive;

(g) the date on which the Grantee commits a breach of paragraph 23; and

(h) subject to paragraph 15, the date the Grantee ceases to be a Participant for any other reason.

23. An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any Option. Any breach of the foregoing shall entitle the Company to cancel any outstanding Option or part thereof granted to such Grantee without incurring any liability on the part of the Company.

24. In the event of any alteration to the capital structure of the Company whilst any Option remains exercisable, arising from capitalisation of profits or reserves, rights issue, consolidation, subdivision or reduction of the share capital of the Company, other than any alternation in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party, such corresponding alterations (if any) shall be made in:

    (a) the number or nominal amount of Shares subject to the Option so far as unexercised; and

    (b) the Subscription Price,

    as the Auditors or the independent financial adviser to the Company shall at the request of the Company certify in writing to the Board either generally or as regards any particular Grantee to be in their opinion fair and reasonable provided that any such adjustments give a Grantee the same proportion of equity capital of the Company as to which that Grantee was previously entitled but no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The capacity of the Auditors or the independent financial adviser to the Company in this paragraph is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Company and the Grantees. The costs of the Auditors or the independent financial adviser to the Company shall be borne by the Company.

25. The Company by ordinary resolution in general meeting or by resolution of the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further Options will be offered or granted but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect. Options which are granted during the life of the New Share Option Scheme and remain unexpired immediately prior to the termination of the operation of the New Share Option Scheme shall continue to be exercisable in accordance with their terms of issue after the termination of the New Share Option Scheme.

26. Those specific provisions of the New Share Option Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of Participants, and no changes to the authority of the Board in relation to any alteration of the terms of the New Share Option Scheme shall be made, without the prior approval of Shareholders in the general meeting. Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature, or any change to the terms of Options granted, must also be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme.

27. Any Options granted but not exercised may be cancelled if the Grantee so agrees and new Options may be granted to the Grantee provided such new Options fall within the limits prescribed by paragraph 6 and otherwise comply with the terms of the New Share Option Scheme.

28. Notwithstanding any other provision of the New Share Option Scheme, the Board shall be entitled at its absolute discretion at any time and from time to time to cancel any Option, either in whole or in part, after notice of exercise thereof has been given by the Grantee but before the Company has issued and allotted any Shares pursuant to the exercise of that Option, by giving notice in writing to the Grantee stating that such Option is thereby cancelled.

29. If any Option shall be cancelled pursuant to paragraph 28, the Grantee shall, subject as provided in the New Share Option Scheme, be entitled to be paid by the Company a refund of the Subscription Price paid on exercise of such Option together with an additional payment in cash to compensate him for such cancellation, calculated in accordance with the formula below. Such refund and payment shall be made within 14 business days of the Company giving notice of such cancellation and once such refund and payment has been made by the Company, the Grantee shall have no other claim against the Company in connection with any Option so cancelled. The amount of payment shall be calculated by reference to the following formula:

$$(A \times B) - C$$

where

A is the number of Shares that would have been issued on exercise of the Option (the "Applicable Shares");

B is the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days on which the Stock Exchange is open for business last preceding the date the Company receives notice of exercise of the Option; and

C is the aggregate Subscription Price for the Applicable Shares,

provided that if the calculation shall result in a negative figure it shall be deemed to be zero.

This Appendix serves as an explanatory statement required by the Stock Exchange to be presented to Shareholders concerning the mandate to repurchase Shares proposed to be granted to the Directors.

1. LISTING RULES FOR REPURCHASES OF SHARES

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their Shares on the Stock Exchange subject to certain restrictions:

The Listing Rules provide that all proposed repurchases of Shares by a company with a primary listing on the Stock Exchange must be approved by Shareholders in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction and that the Shares to be repurchased must be fully paid up.

2. FUNDING OF REPURCHASES

Any repurchases will be made out of funds which are legally available for the purpose in accordance with the memorandum of association of the Company and the Bye-Laws and the Companies Act 1981 of Bermuda.

As compared with the financial position of the Company as at 31st March, 2002 (being the date of its latest audited accounts), the Directors consider that there will not be a material adverse impact on the working capital and the gearing position of the Company in the event that the proposed purchases were to be carried out in full during the proposed purchase period. The Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing ratio which in the opinion of the Directors are from time to time appropriate for the Company.

3. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 6,412,128,118 Existing Shares.

Subject to the passing of the relevant ordinary resolution to approve the general mandates to issue and repurchase securities (the "Purchase Proposal") and on the basis that no further Existing Shares are issued or repurchased between the Latest Practicable Date and the SGM, the Company would be allowed under the Purchase Proposal to purchase a maximum of 641,212,811 Existing Shares or 16,030,320 Reorganised Shares if the Capital Reorganisation becomes effective.

4. REASONS FOR REPURCHASES

The Directors believe that it is in the interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earning per Share and will only be made when the Directors believe that such purchases will benefit the Company and the Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the repurchase mandate in accordance with the Listing Rules, the applicable laws of Bermuda and in accordance with the memorandum of association of the Company and the Bye-Laws.

6. EFFECT OF TAKEOVERS CODE

If as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers. As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of Hong Kong Code on Takeovers and Mergers. At the Latest Practicable Date, Famex Investment Limited ("Famex") who held approximately 28.3% of the issued share capital of the Company, was the only substantial Shareholder holding 10% or more of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the shareholding of Famex together with its associates in the Company would be increased to approximately 31.4% of the issued share capital of the Company. Such increase may give rise to an obligation to make a mandatory offer by Famex under Rule 26 of the Hong Kong Code on Takeovers and Mergers.

Save as aforesaid and as at the Latest Practicable Date, the Directors were not aware of any consequence which the exercise in full of the repurchase mandate would have under the Hong Kong Code on Takeovers and Mergers. The Directors have no intention to exercise their power to repurchase Shares to such an extent resulting in an obligation to make a mandatory offer by Famex.

7. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors or, to the best of the knowledge and belief of the Directors, having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the proposed securities repurchase mandate is approved by Shareholders, to sell Shares to the Company. No connected person of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

8. GENERAL

No purchase of the Existing Shares has been made by the Company during the preceding six months (whether on the Stock Exchange or otherwise) ending on the Latest Practicable Date.

The highest and lowest prices at which the Existing Shares were traded on the Stock Exchange in each of the previous twelve months immediately prior to the Latest Practicable Date were as follows:

	Highest	**Lowest**
	HK$	*HK$*
February 2002	0.1060	0.0930
March 2002	0.1080	0.0880
April 2002	0.1080	0.0860
May 2002	0.1150	0.0920
June 2002	0.0960	0.0750
July 2002	0.0890	0.0320
August 2002	0.0520	0.0380
September 2002	0.0490	0.0300
October 2002	0.0520	0.0200
November 2002	0.0500	0.0350
December 2002	0.0520	0.0330
January 2003	0.0410	0.0250

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN THAT a Special General Meeting of Hanny Holdings Limited (the "Company") will be held at 11/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, on 17th March, 2003 at 12:00 noon for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1. "**THAT**, conditional upon (a) the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the Reorganised Shares (as defined below) and the Reorganised Shares falling to be issued upon the exercise of options to be granted under the New Share Option Scheme (as defined below) and (b) compliance by the Company with the requirements of Section 46(2) of the Companies Act 1981 of Bermuda, and with effect from 9:00 a.m. on the business day (not being a Saturday) immediately following the date on which this resolution is passed:

(a) every forty (40) shares of HK$0.025 each in the issued and unissued capital of the Company (the "Existing Shares") be consolidated (the "Share Consolidation") into one share of HK$1.00 (the "Consolidated Share");

(b) thereafter, (i) the issued share capital of the Company be reduced from an amount of approximately HK$160.3 million by an amount of approximately HK$158.7 million to an amount of approximately HK$1.6 million, by cancelling paid up capital to the extent of HK$0.99 on each Consolidated Share in issue so that each issued Consolidated Share in the capital of the Company shall be treated as one fully paid up ordinary share of HK$0.01 in the capital of the Company and any liability of the holders of such shares to make any further contribution to the capital of the Company on each such share shall be treated as satisfied (the "Capital Reduction") and (ii) each unissued Consolidated Share in the capital of the Company be sub-divided ("Sub-division") into 100 shares of HK$0.01 each (the "Reorganised Shares");

(c) the authorised share capital of the Company be reduced from HK$650 million to HK$200 million by cancelling 45,000 million unissued Reorganised Shares of HK$0.01 each ("Authorised Capital Reduction");

(d) the amount of approximately HK$1,974.6 million standing to the credit of the share premium account of the Company as at 19 February 2003 be cancelled ("Share Premium Cancellation");

(e) the Company shall apply and transfer the credit which shall arise in the books of the Company as a result of the Capital Reduction and the Share Premium Cancellation to the contributed surplus account of the Company and the directors of the Company be authorized to apply such surplus in any manner permitted by the laws of Bermuda and the bye-laws of the Company:

(the Share Consolidation, the Capital Reduction, the Sub-division, the Authorised Capital Reduction and the Share Premium Cancellation are collectively referred to as the "Capital Reorganisation");

(f) all of the Reorganised Shares resulting from the Capital Reorganisation shall rank pari passu in all respects and have the rights and privileges and be subject to the restrictions contained in the Company's bye-laws; and

(g) the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they may, in their absolute discretion, deem necessary, desirable or appropriate to effect and implement any of the foregoing."

2. "**THAT**:

conditional on the passing of Special Resolution No. 1 as set out in the notice convening the special general meeting at which this resolution is proposed and the Capital Reorganisation (as defined in the said Special Resolution No. 1) becoming effective, bye-law 3(1) of the bye-laws of the Company be amended by deleting the existing provision in its entirety and substituting therefore the following provision:

"Unless otherwise determined by the Company, the share capital of the Company shall be divided into shares of a par value of $0.01 each." "

ORDINARY RESOLUTIONS

3. "**THAT**:

conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited granting the approval for the listing of and permission to deal in the shares of the Company representing 10 per cent. of the issued share capital of the Company as at the date of passing this resolution to be issued pursuant to the exercise of any options (the "Options") to be granted under the share option scheme of the Company (the "New Share Option Scheme"), a copy of which has been produced to this meeting marked "A" and signed by the chairman of the meeting for the purpose of identification:

(i) the existing share option scheme of the Company adopted on 21st August, 2001 (the "Existing Share Option Scheme") be terminated; and

(ii) the New Share Option Scheme be approved and adopted and the directors of the Company be and are hereby authorised, at their absolute discretion, to grant Options and to allot and issue shares of the Company pursuant to the exercise of the Options and to do all such acts, deeds and things as they may, in their absolute discretion, deem necessary, desirable or appropriate to effect and implement the New Share Option Scheme."

4. "**THAT**:

(A) conditional on the passing of Ordinary Resolution No.3 as set out in the notice (the "Notice") convening the special general meeting at which this resolution is proposed and the consent of the relevant optionholders, up to a total of 640,000,000 existing outstanding options ("Options") to subscribe for shares in the capital of the Company granted by the Company under its share option scheme adopted on 21st August, 2001 be cancelled with effect from the dates of such optionholders' consent and any Options so cancelled shall not be counted for the purpose of calculating the 10% limit under the New Share Option Scheme (as defined in Ordinary Resolution No. 3 as set out in the Notice); and

(B) the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they may, in their absolute discretion, deem necessary, desirable or appropriate to effect and implement the proposed cancellation of the Options as referred to in (A) above."

5. "**THAT**:

(A) subject to paragraph (C) below, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(B) the Directors be and are hereby authorised during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to: (1) a Rights Issue (as hereinafter defined); (2) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; (3) the exercise of options granted under the share option scheme adopted by the Company; or (4) an issue of shares as scrip dividends pursuant to the bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue either (a)

as at the date of passing this resolution or, (b) if the Capital Reorganisation (as defined in Special Resolution No. 1 as set out in the notice convening the special general meeting at which this resolution is proposed) becomes effective, as at the date of this Resolution as reduced by the Capital Reorganisation, as the case may be, and the said approval shall be limited accordingly; and

(D) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law of Bermuda to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange)."

6. "**THAT**:

(A) subject to paragraph (C) below, the exercise by the directors of the Company ("Directors") during the Relevant Period (as defined in Resolution No.5 as set out in the notice convening the special general meeting at which this resolution is proposed) of all the powers of the Company to repurchase issued shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period to procure the Company to repurchase its shares at a price determined by the Directors; and

(C) the aggregate nominal amount of shares of the Company which are authorised to be repurchased by the Company pursuant to the approval in paragraph (A) above during

the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company in issue either (a) as at the date of passing this resolution or (b), if the Capital Reorganisation (as defined in Special Resolution No.1 as set out in the notice convening the special general meeting at which this resolution is proposed) becomes effective, as at the date of this resolution as reduced by the Capital Reorganisation, as the case may be, and the said approval shall be limited accordingly."

7. "**THAT** conditional upon the passing of Ordinary Resolutions No. 5 and 6 in the notice convening the special general meeting at which this resolution is proposed, the aggregate nominal amount of the shares in the capital of the Company which are purchased by the Company pursuant to and in accordance with the said Resolution No. 6 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with Ordinary Resolution No. 5 set out in the notice convening the special general meeting at which this resolution is proposed."

By Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 21st February, 2003

Principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon, Hong Kong

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch share registrar, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the special general meeting or any adjournment thereof.

別大會(本決議案將於大會上提呈)通告載列之第1項特別決議案)生效，則為股本重組轉為本決議案之日期(視情況而定)之已發行股份10%，而根據本決議案授出之授權亦以此為限。」

7. 「**動議**待召開股東特別大會通告(本決議案將於大會上提呈)所載之第5及6項普通決議案獲通過後，擴大本公司根據上述第6項普通決議案購回之本公司股本中之股份面值總額，加入相等於本公司根據及按照召開股東特別大會通告(本決議案將於大會上提呈)第5項普通決議案由本公司董事配發或同意有條件或無條件配發之本公司股本面值總額之數額。」

承董事會命
主席
陳國強博士

香港，二零零三年二月二十一日

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上代表代其出席及投票。受委代表毋須為本公司股東。股東可就其所持之本公司部份股份委任代表。股東填妥及交回代表委任表格後，屆時仍可親身出席股東特別大會及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會或其任何續會指定舉行時間48小時前交回本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

(b)倘股本重組(定義見召開股東特別大會(本決議案將於大會上提呈)通告載列之第1項特別決議案)生效，則為股本重組轉為本決議案之日期(視情況而定)之本公司已發行股本面值總額20%，而上文之批准亦以此為限；及

(D) 就本決議案而言，「有關期間」指由本決議案通過之日至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；或

(ii) 本公司之細則或百慕達法例規定本公司下屆股東週年大會須予舉行之期限屆滿時；或

(iii) 本公司股東於股東大會上藉普通決議案撤銷或更改本決議案之授權時；及

「供股」乃指於董事指定之期間內向於某一指定記錄日期登記在本公司股東名冊上之股東按彼等當時持有之該等股份之比例而提出之供股建議(惟董事有權就零碎股權或任何法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任，作出其認為必要或權宜之豁免或其他安排)。」

6. 「**動議**：

(A) 在下文(C)段之規限下，一般及無條件批准本公司董事(「董事」)依據及按照不時修訂之所有適用法例及／或香港聯合交易所有限公司(「聯交所」)或任何其他證券交易所之規定，於有關期間(定義見召開股東特別大會(本決議案將於大會上提呈)通告載列之第5項決議案)內行使本公司一切權力，在聯交所或本公司股份可能上市及得到香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之已發行股份；

(B) (A)段之批准並無列入給予董事之任何其他授權內，並授權董事代表本公司於有關期間內促使本公司按董事釐定之價格購回本公司之股份；及

(C) 本公司根據上文(A)段之批准獲授權購回之本公司股份面值總額將為不超過(a)於本決議案獲通過當日或(b)倘股本重組(定義見召開股東特

(ii) 批准及採納新購股權計劃，並授權本公司董事以其絕對酌情權授出購股權及根據購股權獲行使時配發及發行本公司股份，以及進行以彼等之絕對酌情權視為必須、適宜或適當執行及實行新購股權計劃之行為、契據及行動。」

4. 「**動議**：

(A) 待召開股東特別大會(本決議案將於大會上提呈)通告(「通告」)載列之第3項普通決議案通過及有關購股權持有人同意後，於購股權持有人同意之該日起，註銷本公司根據於二零零一年八月二十一日採納之本公司購股權計劃授出可認購本公司股本中之股份之最多合共640,000,000份現有尚未行使購股權(「購股權」)，而所註銷之任何購股權在根據新購股權計劃(定義見通告載列之第3項普通決議案)計算10%上限時不得計算在內；及

(B) 一般授權本公司董事進行以彼等之絕對酌情權視為必須、適宜或適當執行及實行上文(A)所述註銷購股權之建議之行為、契據及行動。」

5. 「**動議**：

(A) 在下文(C)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，以及作出或批出行使該等權力所必要或可能需要之建議、協議及購股權；

(B) 授權董事於有關期間內作出或批出於有關期間結束後行使該等權力所必要或可能需要之建議、協議及購股權；

(C) 董事根據上文(A)段之批准，而非根據(1)供股(定義見下文)；(2)根據可兑換為本公司股份之任何證券之條款行使認購或兑換權利；(3)行使根據本公司採納之購股權計劃授出之購股權；或(4)根據本公司當時之公司細則發行股份作為以股代息所配發或同意有條件或無條件配發(不論根據購股權與否)之股本面值總額不得超過(a)本決議案通過當日或

(e) 本公司將運用及轉撥因削減股本及註銷股份溢價而在本公司賬目內產生之進賬至本公司之繳入盈餘賬，並授權本公司董事根據百慕達法例及本公司細則批准之任何方式運用此筆盈餘：

(股份合併事項、削減股本、拆細事項、註銷法定股本及註銷股份溢價統稱「股本重組」)；

(f) 因股本重組產生之全部重組股份於所有方面享有同等權益，並擁有本公司細則所載之權利及特權及須遵守有關限制；及

(g) 一般授權本公司董事進行以彼等之絕對酌情權視為必須、適宜或適當執行及實行上述任何事項之行為、契據及行動。」

2. 「**動議**：

待召開股東特別大會(本決議案將於大會上提呈)通告載列之第1項特別決議案通過及股本重組(定義見上述第1項特別決議案)生效後，藉刪除本公司細則第3(1)條之全部現有條文及以下列條文取代，修訂有關細則：

「除本公司另有規定外，本公司股本將分為每股面值0.01元之股份。」」

普通決議案

3. 「**動議**：

待香港聯合交易所有限公司上市委員會批准根據本公司之購股權計劃(「新購股權計劃」)(註有「A」字樣之副本已於本大會上提呈並由大會主席簽署以資識別)授出之任何購股權(「購股權」)獲行使時發行佔於本決議案通過日期本公司已發行股本10%之本公司股份上市及買賣：

(i) 終止於二零零一年八月二十一日採納之本公司現有購股權計劃(「現有購股權計劃」)；及

HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)

茲通告錦興集團有限公司(「本公司」)訂於二零零三年三月十七日中午十二時正在香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，以考慮及酌情通過下列決議案：

特別決議案

1. 「**動議**待(a)香港聯合交易所有限公司上市委員會批准重組股份(定義見下文)以及根據新購股權計劃(定義見下文)授出之購股權獲行使時須予發行之重組股份上市及買賣及(b)本公司符合百慕達1981年公司法第46(2)條之規定，並於緊隨本決議案通過日期後之辦公日(並非星期六)上午九時正起：

   (a) 每四十(40)股每股面值0.025港元之本公司已發行及未發行股本中之股份(「現有股份」)合併成為一股面值1.00港元之股份(「合併股份」)(「股份合併事項」)；

   (b) 其後，(i)藉註銷每股已發行合併股份之繳足股本0.99港元，將本公司之已發行股本款額由約160,300,000港元削減約158,700,000港元至約1,600,000港元，致使本公司股本中每股已發行合併股份被視作本公司股本中一股面值0.01港元之繳足股款普通股，而該等股份之持有人就每股有關股份向本公司股本繳付任何進一步股款之任何責任應視作已獲履行(「削減股本」)及(ii)本公司股本中每股未發行合併股份拆細成為100股每股面值0.01港元之股份(「重組股份」)(「拆細事項」)；

   (c) 藉註銷450億股每股面值0.01港元之未發行重組股份，將本公司之法定股本由650,000,000港元削減至200,000,000港元(「註銷法定股本」)；

   (d) 註銷於二零零三年二月十九日本公司股份溢價賬內之款額約1,974,600,000港元(「註銷股份溢價」)；

* 中文名稱僅供識別

8. 一般事項

在截至最後可行日期止前六個月內，本公司並無在聯交所或其他證券交易所購回現有股份。

在緊接最後可行日期前十二個月，現有股份每月在聯交所之最高及最低成交價如下：

	最高價 港元	最低價 港元
二零零二年二月	0.1060	0.0930
二零零二年三月	0.1080	0.0880
二零零二年四月	0.1080	0.0860
二零零二年五月	0.1150	0.0920
二零零二年六月	0.0960	0.0750
二零零二年七月	0.0890	0.0320
二零零二年八月	0.0520	0.0380
二零零二年九月	0.0490	0.0300
二零零二年十月	0.0520	0.0200
二零零二年十一月	0.0500	0.0350
二零零二年十二月	0.0520	0.0330
二零零三年一月	0.0410	0.0250

5. 董事之承諾

董事已向聯交所承諾根據上市規則、適用之百慕達法例及根據本公司之公司組織章程大綱及細則行使購回授權。

6. 收購守則之影響

倘因購回股份而使股東所佔之本公司投票權權益比例增加，則就香港公司收購及合併守則而言，該項增加將被視為一項收購行動。因此，一名股東或一批採取一致行動之股東可因而取得或聯合取得或鞏固於本公司之控制權(視乎股東權益增加之水平而定)，並須根據香港公司收購及合併守則第26條提出強制性收購建議。於最後可行日期，持有本公司已發行股本約28.3%之其威投資有限公司(「其威」)為持有本公司已發行股本10%或以上之唯一主要股東。倘董事悉數行使根據決議案建議授出以購回股份之權力，則其威連同其聯繫人士所持有之本公司股權將增加至本公司已發行股本約31.4%。是次增加可能引致根據香港公司收購及合併守則第26條提出強制性收購建議之責任。

除上文所述者外，於最後可行日期，董事並不得悉因根據香港公司收購及合併守則全面行使購回授權而引致之任何後果。董事不擬因行使彼等購回股份之權力以致Famex需要提出強制性收購建議。

7. 董事、彼等之聯繫人士及關連人士

董事或(於作出一切合理查詢後據董事所知及所信)彼等各自之任何聯繫人士現時概無意在股東批准建議購回證券授權後向本公司出售股份。本公司並無接獲任何關連人士通知其目前有意在本公司獲授權購回股份後向本公司出售股份，或已承諾不會向本公司出售其所持有之任何股份。

本附錄乃遵照聯交所規定將向股東提呈之說明函件，其中有關建議向董事授出購回股份之一般授權。

1. 關於購回股份之上市規則

上市規則容許以聯交所為第一上市地位之公司在聯交所購回彼等之股份，惟須受若干限制。

上市規則規定以聯交所為第一上市地位之公司之所有購回股份建議必須事先由股東藉普通決議案批准，而購回建議乃以一般授權方式或就某一特別交易而作出特別批准方式進行，而所購回之股份必須為繳足股款。

2. 購回股份之資金

於購回任何股份時，本公司須根據其公司組織章程大綱及細則以及百慕達一九八一年公司法之規定可合法作此用途之資金中撥支。

與本公司於二零零二年三月三十一日(為其最新經審核賬目之日期)之財政狀況比較，董事認為，倘在建議購回期間內全面進行建議購回事項，將不會對本公司之營運資金及資產負債水平構成任何重大不利影響。倘董事認為行使購回授權會對彼等認為之本公司不時適用之營運資金或資產負債水平造成重大不利影響，則董事不建議行使購回授權。

3. 股本

於最後可行日期，本公司之已發行股本包括6,412,128,118股現有股份。

有待批准發行及購回股份之一般授權(「購回建議」)之有關普通決議案獲通過後，並假設由最後可行日期至股東特別大會期間不再發行或購回任何現有股份，則本公司可根據購回建議購回最多641,212,811股現有股份，或倘股本重組生效，則可購回最多16,030,320股重組股份。

4. 購回股份之理由

董事相信，股東授予董事一般權力以便董事在市場上購回股份，乃符合本公司及股東之利益。購回股份可提高本公司之資產淨值及／或其每股股份之盈利，惟須視乎當時市況及融資安排而定，並僅於董事認為購回股份將有利於本公司及股東時方會進行。

28. 即使新購股權計劃設有任何其他條文，但董事會有權向承授人發出有關行使通知後但於本公司按照該購股權獲行使而發行及配發任何股份前，向承授人發出書面通知，表示該購股權已遭註銷，以其絕對酌情權隨時及不時註銷任何購股權(全部或任何部份)。

29. 倘有任何購股權須按照第28段註銷，則承授人在遵照新購股權計劃所規定之情況下，將有權得到本公司退回因行使購股權而已支付之認購價款項，連同因註銷有關購股權而補償有關承授人之額外現金款項，金額則根據以下公式計算。有關退款及款項須於本公司發出該註銷通知之14個辦公日內支付，當本公司支付有關退款及款項後，承授人不得就所註銷之任何購股權向本公司提出其他申索。款項金額須參照以下公式計算：

$$(A \times B) - C$$

其中

A　為行使購股權時須發行之股份數目(「有關股份」)；

B　為本公司收到購股權行使通知日期前最後五個辦公日(聯交所辦公之日子)在聯交所發出之每日報價表載列之股份平均收市價；及

C　有關股份之認購價總額，

惟倘計算結果為負數，則應視作為零。

24. 倘本公司於任何購股權仍可行使時，將利潤或儲備撥充資本、供股、股份合併、股份拆細或削減本公司股本而導致本公司股本架構出現任何變動，惟並非因本公司發行股份作為本公司所參與交易之代價而導致本公司股本架構出現任何變動，則該等相應變動(倘有)將以下列形式進行：

(a) 根據至今未行使之購股權涉及之股份數目或面額；及

(b) 認購價，

或於本公司之核數師或獨立財務顧問在本公司要求下向董事會書面核實，依彼等之意見無論一般而言或對個別承授人而言為公平合理，惟任何該等調整應按承授人原應享有之本公司已發行股本之相同比例為基準作出，任何該等變動將不得引致股份以低於其面值之價格發行。本段所述本公司之核數師或獨立財務顧問之職能，乃為提供專家意見而非作為仲裁人，彼等之核實在沒有明顯錯誤之情況下，對本公司及承授人均屬最終及具約束力。本公司將負擔本公司核數師或獨立財務顧問之費用。

25. 本公司可於股東大會藉普通決議案或董事會之決議案隨時終止新購股權計劃之運作，而於該情況下將不再進一步提呈或授出購股權，惟新購股權計劃條文將於各方面維持十足效力及作用。於新購股權計劃生效期間授出並於緊接新購股權計劃終止運作前仍未屆滿之購股權，可在新購股權計劃終止後可根據其發行條款繼續行使。

26. 在股東大會上得到股東事先批准前，與上市規則第17.03條有關之新購股權計劃特定條文不得作出有利於參與者之變動，亦不得作出與更改新購股權計劃條款有關之董事會權力變動。對新購股權計劃之條款及條件作出任何重大更改或對所授出購股權條款作出任何變動均須由股東於股東大會上批准，惟根據新購股權計劃現有條款自動生效之更改除外。

27. 於承授人同意下，任何已授出而未行使之購股權均可被註銷，並可向承授人授出新購股權，惟該等新購股權須符合第6段指定之上限，並須另行遵守新購股權計劃之條款。

22. 購股權將在發生下列事件(以較早發生者為準)時自動失效及不可行使(以尚未行使者為限)：

(a) 購股權期間屆滿日期(須遵照新購股權計劃第2.4及13段之條文)；

(b) 第14至21段所述期間屆滿；

(c) 第18段所述期間屆滿，惟倘具有司法管轄權之任何法院頒令禁止收購人收購建議餘下之股份，則購股權可行使之有關期間須直至有關頒令獲撤銷或除非收購建議於該日期前失效或遭撤回時方可開始計算；

(d) 有待協議安排(根據第19段所述)生效後，根據第19段所述購股權行使期間屆滿日期；

(e) 本公司開始清盤之日期；

(f) 承授人(倘為本公司或本集團另一成員公司之僱員或董事)因嚴重失職、或似乎無力償還或無合理前景可償還其債務或已破產或已資不抵債或已與其債權人已作出任何全面償債安排或債務重組協議，或已被裁定觸犯涉及其品格或誠信之任何刑事罪行或僱主認為有權馬上終止聘用之任何其他原因，而被終止僱用或不再出任董事繼而終止作為參與者之日期。董事會按第22(f)段列明之一項或多項原因就終止僱用承授人與否通過之決議案應為最終決定；

(g) 承授人違反第23段所述事項之日期；及

(h) 按第15段所規限下，承授人因任何其他原因不再成為參與者之日期。

23. 購股權屬承授人個人所有及不可轉讓，承授人亦不可就任何購股權進行任何形式之出售、轉讓、抵押、按揭、附以產權負擔或設定以任何其他人士為受益人之任何權益。本公司有權就違反以上任何規定註銷授予該承授人之任何尚未行使購股權或其中部份，而本公司毋須為此負上任何責任。

16. 倘承授人並非本公司或本集團另一成員公司之僱員或董事，而因其身故以外之任何原因由董事會藉決議案終止其參與者身份，則董事會可於該終止日期起一個月內以書面通知該承授人，並釐定於終止日期後可行使購股權(或其餘下部份)之期間。

17. 倘承授人因第22(f)段所述之一項或多項原因而終止受僱或不再出任董事，而承授人已根據新購股權計劃行使全部或部份購股權，但股份尚未獲配發，則承授人將被視作並未行使該購股權，而本公司將向承授人退還被指行使有關購股權所涉及股份之認購價款項。

18. 倘向所有股份持有人(或除收購人、收購人控制之任何人士及與收購人有聯繫或與其一致行動之任何人士以外之所有該等持有人)以收購或其他形式提出全面收購建議(而非根據下文第19段所述之協議安排進行)，而該收購建議於有關購股權屆滿日期前成為或宣布為無條件，則本公司應即時向承授人發出通知，而承授人可於董事會指定之有關期間內隨時行使購股權。

19. 倘向所有股份持有人以協議安排方式就股份提出全面收購建議，而該協議安排已於規定舉行之會議上獲足夠數目之股份持有人批准，則本公司須即時向承授人發出有關通知，而承授人可在接到通知後隨時(惟於董事會知會之時間前)行使購股權。

20. 倘本公司向其股東發出召開股東大會通告，藉此考慮及酌情批准本公司自動清盤之決議案，則本公司應即時向承授人發出有關通知，而承授人可在接到有關通知後隨時(惟須於本公司知會之時間前)行使購股權，本公司應盡快及在任何情況下，最遲於建議召開股東大會日期前三天向承授人配發、發行及以承授之名義註冊因行使該購股權而須獲發行之該等數目繳足股份。

21. 倘本公司及其成員公司或債權人以上文第19段所述協議安排以外之形式，就本公司重組或合併計劃達成和解或協議，則本公司於向其成員公司或債權人發出召開討論該計劃或協議之會議通告當天亦須通知所有承授人，而承授人可在接到有關通知後隨時(惟須於本公司知會之時間前)行使購股權；本公司應盡快及在任何情況下最遲於建議召開會議日期前三天，向承授人配發、發行及以承授人之名義註冊因該行使購股權而須獲發行之該等數目繳足股份。

12. 於購股權獲行使時配發之股份，須受本公司當時生效之公司組織章程大綱及細則之所有條文約束，並與於購股權獲行使時配發該等股份日期之已發行繳足股份於各方面享有同等權益，而有關股份之持有人可享有於配發股份日期後支付或作出之所有股息或其他分派，惟不包括先前於配發股份日期或之前之記錄日期宣派或建議派發或議決支付或作出之任何股息或其他分派。

13. 根據新購股權計劃之條文，新購股權計劃將自採納日期起計10年期間有效及生效。於該期間後，不得進一步提呈或授出購股權，惟新購股權計劃內促使所授出尚未行使購股權生效之條文將於各方面保持十足效力及作用。於新購股權計劃生效期間授出之購股權將可於十年期間屆滿後根據其條款授出繼續可供行使。

14. 倘承授人因其身故而終止作為參與者，則其法定遺產代理人可於其身故後12個月內期間，行使該承授人享有之購股權(以尚未行使者為限)，惟倘下文第18、19、20及21段所述之任何事件於其身故前或於其身故後6個月期間內發生，則其法定遺產代理人可於以上各段訂明之各別期間內行使購股權。倘於承授人身故前3年期間內，承授人觸犯第22(f)段所述之任何行為，致使本公司有權於其身故前終止其聘用，則董事會可隨時以書面通知承授人之法定遺產代理人以終止購股權(以尚未行使者為限)及／或倘其法定遺產代理人已行使全部或部份購股權，但股份尚未獲配發，則其法定遺產代理人將被視作並未行使該購股權，而本公司將向其退還被指行使有關購股權所涉及股份之認購價款項。

15. 倘承授人為本公司或本集團另一成員公司之僱員或董事，彼因身故或第22(f)段所述之一項或多項原因而終止受僱或不再出任董事以外之原因而不再為參與者，則購股權(以尚未行使者為限)將於終止聘用當天(該日子為承授人受僱於本公司或有關附屬公司之最後實際工作天，無論是否已支付代通知金)失效及不再可供行使，惟董事會可於終止日期起計一個月內另作決定，致使購股權(或其餘下部份)可於該終止日期後在董事會釐定之期間內行使。

(ii) 已於股東大會上獲得股東另行批准，而建議中之有關承授人(視情況而定)及其聯繫人士(定義見上市規則)須投棄權票。

8. 購股權期間為董事會作出建議時通知每位承授人之期間，惟不會超過授出日期起計10年。

9. 根據新購股權計劃之條款及於遵照有關條款之情況下，董事會有權於採納日期後10年內任何時間，以董事會之絕對酌情權向任何參與者作出可接納購股權之建議，據此該參與者可於購股權期間內按認購價認購董事會釐定之有關數目股份。該建議將列明所授出購股權之條款。董事會可按其酌情權釐定該等條款，包括(i)購股權於可行使前所需持有之最短期限及／或(ii)購股權可全部或部份行使前所需達致之表現目標；及(iii)所有按個別情況或一般情況而施加(或未施加)之任何其他條款。

10. 建議須於本公司接獲承授人於接納建議函件之副本上作出適當簽署，並於其上清楚列明就建議所接受之股份數目，以及支付1.00港元予本公司而作為授出有關購股權之代價後，建議方被視作已獲接納，以及購股權方被視作已獲授出及接納。該款項於任何情況下將不獲退回。向參與者作出之建議須以董事會不時決定之格式以書面形式提出，其中規定參與者須承諾根據所授出購股權之條款持有購股權及受新購股權計劃之條文約束，並於授出日期起計28天之期間供參與者接納。

11. 董事會將按其絕對酌情權釐定認購價，惟於任何情況下不得低於下列三者中之最高者：

(i) 股份於授出日期在聯交所發出之日報表所載之收市價；

(ii) 股份於緊接授出日期前五個辦公日在聯交所發出之日報表所載之平均收市價；及

(iii) 一股股份之面值。

6. 根據新購股權計劃及本公司其他購股權計劃而向承授人授出及有待行使之全部尚未行使購股權獲行使時可能發行之股份數目上限不得超過不時已發行股份之30%（「新購股權計劃上限」）。

(i) 根據新購股權計劃及本公司任何其他購股權計劃授出之全部購股權獲行使時可能發行之股份數目上限將不得超過於批准新購股權計劃日期之已發行股份之10%（「新購股權計劃授權上限」）。根據新購股權計劃條款失效之購股權將不會計算在新購股權計劃授權上限內。

(ii) 於6(i)段所述之新購股權計劃授權上限可於獲得股東之事先批准後隨時更新，惟於任何情況下不得超過批准更新新購股權計劃授權上限日期之已發行股份之10%。先前根據新購股權計劃或任何其他購股權計劃授出之購股權（包括根據條款尚未行使、已註銷、已失效或已行使之購股權）將不會計算在已更新之新購股權計劃授權上限內。

(iii) 本公司可於下列情況向參與者授出超過新購股權計劃授權上限之購股權：

(a) 本公司已首先向股東發出通函，列明該等指定參與者之一般資料、所授出購股權之數量及條款、向該等指定參與者授出購股權之目的，並附有購股權之條款如何達成該目的之說明及上市規則第17.02(2)(d)及17.02(4)條規定之其他資料；及

(b) 已獲得股東另行批准。

7. 根據新購股權計劃及本公司任何其他購股權計劃向指定經挑選單一承授人授出及將授出之全部購股權獲行使時發行及將發行之股份數目上限，於任何12個月期間不得超過已發行股份之1%（「個別上限」）。本公司可於下列情況下向參與者授出超過個別上限之購股權：

(i) 本公司已首先向股東發出通函，列明該有關參與者之身份、所授出購股權（及先前向該參與者授出之購股權）之數量及條款以及上市規則第17.02(2)(d)及17.02(4)條規定之其他資料；及

新購股權計劃主要條款之概要如下。

1. 新購股權計劃旨在向參與者提供購入本公司股份權益之機會，並鼓勵參與者致力以本公司及其股東之整體利益為依歸，促進本公司及其股份之價值。

2. 新購股權計劃將由董事會負責管理，而董事會就新購股權計劃產生之所有事項或對其詮釋或影響作出之決定，對各方而言將屬最終及有約束力。

3. 新購股權計劃之參與者類別包括本集團任何董事(包括執行董事、非執行董事及獨立非執行董事)及本集團僱員以及董事會絕對酌情認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人、服務供應商。

4. 向本公司任何董事、行政總裁或主要股東或彼等各自之任何聯繫人士每次授出購股權時，均須得到本公司獨立非執行董事(不包括身為購股權建議承授人之任何獨立非執行董事或其聯繫人士)之事先批准。倘若於直至及包括授出日期止12個月期間授予本公司主要股東或獨立非執行董事或彼等各自之任何聯繫人士之任何購股權，於其已獲授出或將獲授出之所有購股權(包括已行使、已註銷及未行使之購股權)獲行使因而發行及將予發行之股份：

    (i) 總數佔已發行股份數目之0.1%(或聯交所不時規定之其他百分比)以上；及

    (ii) 按股份於授出日期在聯交所日報表所載收市價計算之總值超過5,000,000港元(或聯交所不時規定之其他金額)，

    則授出該購股權須獲股東藉決議案事先批准(以投票方式進行)，會上本公司之所有關連人士須放棄投贊成票，惟(為免生疑)任何關連人士可在不影響有關決議案有效性之情況下，在就此寄發予股東之通函內説明其反對批授購股權之意向後於股東大會投票反對有關決議案。

5. 倘任何參與者將會或可能會因上市規則或任何其他適用規則、規例或法例而被禁止買賣股份，則不得向該參與者作出建議或容許其接受任何建議。

大會上批准向董事會授出一般授權，此乃符合本公司及股東之整體最佳利益。董事目前並無制定任何計劃，以便於落實股本重組及授出一般授權後藉發行新股份以籌措資金。

根據上市規則監管各公司於聯交所購回本身證券之有關規定而就購回授權所編製之説明函件載於本通函附錄二。

股東特別大會

本公司訂於二零零三年三月十七日(星期一)中午十二時正在香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，大會通告載於本通函第26至第30頁。無論 閣下會否親身出席大會及於會上投票，均請細閱通告及按照隨附之代表委任表格印備之指示將表格填妥及交回本公司之股份過戶登記分處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟無論如何，最遲須於該大會指定舉行時間48小時前送達。填妥及交回代表委任表格後， 閣下仍可親身出席大會或任何續會及在會上投票。

推薦意見

董事認為，股本重組、修訂細則、終止現有購股權計劃、採納新購股權計劃、註銷根據現有購股權計劃已授出之購股權及授出一般授權乃符合本公司之最佳利益。因此，董事推薦股東投票贊成將於股東特別大會上提呈之全部決議案。

備查文件

新購股權計劃之副本可於本通函日期至股東特別大會日期之辦公時間內在本公司之香港主要營業地點香港觀塘鴻圖道51號保華企業中心以供查閱。 閣下謹請垂注本通函各附錄載列之其他資料。

此致

列位股東及
現有購股權持有人 台照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹上

二零零三年二月二十一日

訂立新購股權計劃之理由

由於新購股權計劃可讓本公司嘉獎及鼓勵僱員及新購股權計劃規定之其他類別參與者，故此，董事認為，遵照上市規則之經修訂有關規定而採納新購股權計劃乃符合本公司及股東之整體利益。

註銷已授出之購股權

現有尚未行使購股權之行使價為0.07472港元，較股份之現時市價為高，因此不能再產生原本對現有購股權持有人之鼓勵作用。

待現有購股權持有人同意將有關現有尚未行使購股權交回本公司以作註銷，董事建議註銷以往授予現有購股權持有人(包括本集團之執行董事及僱員)之現有尚未行使購股權(現有購股權持有人可據此在二零零六年八月三十日之前認購合共640,000,000股股份)。

於最後可行日期，本公司與現有購股權持有人並未就註銷現有尚未行使購股權訂立任何協議，亦尚未決定會否於採納新購股權計劃後，向現有購股權持有人授出新購股權，作為彼等同意交回現有尚未行使購股權之條件。註銷任何現有尚未行使購股權僅可根據現有購股權計劃之條款進行。

註銷已授出但未行使之現有尚未行使購股權須得到獨立股東批准後方可作實。因此，該等現有購股權持有人及彼等各自之聯繫人士須就批准註銷彼等之現有尚未行使購股權而將於股東特別大會上提呈之決議案放棄投票。

對根據現有購股權計劃授出之尚未行使購股權之認購價作出調整

待股本重組成為無條件後，現有尚未行使購股權之認購價將根據現有購股權計劃之條款作出調整。因實行股本重組引致須對認購價作出調整之詳情將於可行情況下盡快公佈。

發行及購回股份之一般授權

本公司將於股東特別大會上提呈普通決議案，以向董事會授出一般授權，行使本公司權力配發及發行不超過本公司於股東特別大會當日之已發行股本總面值20%之股份，及購回不超過本公司於股東特別大會舉行日期之已發行股本總面值(或(倘適用)於股本重組生效後之本公司已發行股本)10%之股份，以及擴大可配發及發行股份之該項一般授權，數目為本公司購回之股份數目。董事會相信，倘股東於股東特別

於現有購股權計劃終止後，本公司將不會根據現有購股權計劃進一步授出任何購股權，惟現有尚未行使購股權將會繼續有效及在符合上市規則之規定下，可根據現有購股權計劃之規定行使，而現有購股權計劃之規定在各方面將會仍然有效，從而使現有尚未行使購股權能夠有效行使。

於最後可行日期，本公司之已發行股本包括6,412,128,118股現有股份，而本公司已根據現有購股權計劃授出640,000,000份購股權，約佔本公司已發行股本之9.98%。訖今概無任何該等購股權被行使、註銷或已逾期作廢。董事會將不會於最後可行日期至股東特別大會舉行日期止期間內根據現有購股權計劃進一步授出任何購股權。新購股權計劃之主要條款概要載於本通函附錄一。

新購股權計劃並無規定於行使購股權前須持有購股權之最低期限或須達致之表現目標。然而，新購股權計劃之規則規定董事會可全權酌情決定授出購股權之有關條款，而有關決定可能視乎個別情況而定。釐訂認購價之基準亦於新購股權計劃之規則內規定。董事認為上述準則及規定將可提升本公司之價值及鼓勵參與者購買本公司之股權。

董事認為由於尚有多項關於計算購股權價值之變數未能確定，故假設根據新購股權計劃授出之所有購股權乃於最後可行日期授出，而列出有關購股權之價值並不恰當。該等變數包括行使價、行使期間、所訂立之任何表現目標及其他有關變數。董事相信，根據大量推測假設而計算購股權於最後可行日期之價值乃毫無意義，並對股東造成誤導。

待股東於股東特別大會上批准新購股權計劃及須待聯交所批准根據購股權獲行使時可能須予發行之股份或其任何部份上市及買賣之條件獲履行後，董事將有權向參與者授出可認購股份之購股權，致使根據新購股權計劃及本公司任何其他購股權計劃授出之全部購股權獲行使時可能發行之股份總數不得超過於股東特別大會之本公司已發行股本之10%(該10%乃指按照於股東特別大會之已發行現有股份數目將為6,412,128,118股計算之641,212,811股現有股份(或倘股本重組生效之16,030,320股重組股份))，惟本公司得到股東重新批准更新該10%上限，然而，根據計劃及本公司任何其他購股權計劃授出及有待行使之全部尚未行使購股權獲行使時可能發行之股份數目總數最多不得超過不時已發行之本公司股本之30%。

下)，以免費換領重組股份之股票(按每四十(40)股現有股份換領一(1)股重組股份之基準進行)。其後，如須換領現有股份之股票，則須就發行每張重組股份之新股票或交回每張舊股票支付費用2.50港元(或聯交所不時指定之較高金額)。

預期重組股份新股票將由遞交現有股份現有股票予本公司過戶登記分處(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)之日期起計第10個辦公日或該日前後可供領取。倘股東能於二零零三年三月十八日(星期二)上午九時正至下午四時正之時間內遞交其現有股份股票，則預期重組股份新股票將於二零零三年四月一日(星期二)可供領取。除另有指示外，重組股份新股票將以2,000股重組股份之完整買賣單位發行。

現有股份之現有股票僅可於截至二零零三年四月二十四日(星期四)下午四時正(即並行買賣之最後日期)止之期間有效用作買賣及交收用途，但將繼續有效作為所有權文件及有效用作按四十(40)股現有股份代表一(1)股重組股份之基準登記。

建議修訂細則

本公司亦建議待股本重組生效後，修訂本公司細則第3(1)條以反映本公司股份之新面值。

採納新購股權計劃及終止現有購股權計劃

自本公司採納現有購股權計劃之後，聯交所曾對上市規則第十七章有關購股權計劃之規定作出若干修訂。本公司根據上市規則第十七章建議終止現有購股權計劃及採納新購股權計劃，惟須待下列條件獲履行後方可作實：

(i) 股東於股東特別大會上通過普通決議案，以終止現有購股權計劃及批准新購股權計劃；及

(ii) 聯交所上市委員會批准根據新購股權計劃授出之購股權被行使時將予發行之股份上市及買賣(初步限額在通過決議案採納新購股權計劃當日之已發行股份之10%)。

於最後可行日期，現有購股權計劃乃本公司唯一之購股權計劃。自上市規則第十七章之修訂生效以來，並無購股權曾根據現有購股權計劃授出。

免費換領股票及並行買賣安排

待股本重組生效後，建議就買賣重組股份訂立之安排預期如下：

(a) 由二零零三年三月十八日(星期二)上午九時三十分起，以2,000股現有股份為每手完整買賣單位買賣現有股份之原有櫃檯將暫時關閉，而以50股重組股份為每手完整買賣單位買賣重組股份(以粉紅色現有股票形式)之臨時櫃檯將開放。因此，四十股現有股份將相等於一股重組股份。此櫃檯僅可買賣現有股份之現有股票；

(b) 由二零零三年四月一日(星期二)上午九時三十分起，以2,000股重組股份(以淺藍色新股票形式)為每手完整買賣單位之重組股份原有櫃檯將重新開放。此櫃檯僅可買賣重組股份之新股票；

(c) 由二零零三年四月一日(星期二)起至二零零三年四月二十四日(星期四)止(包括首尾兩天)期間內，上述兩個櫃檯將進行並行買賣。為解決因股本重組引致重組股份之買賣時產生之不便，本公司已委聘大福證券有限公司由二零零三年四月一日(星期二)起至二零零三年四月二十四日(星期四)止(包括首尾兩天)期間內，按竭盡所能之基準負責為重組股份之碎股持有人買賣該等股份之碎股對盤，費用乃由彼等承擔，以便補足一手完整買賣單位或出售彼等所持重組股份碎股。持有重組股份碎股之人士如擬趁機利用此項安排，以便出售彼等所持重組股份碎股或補足彼等所持之碎股至一手完整買賣單位之2,000股重組股份，可由二零零三年四月一日(星期二)起至二零零三年四月二十四日(星期四)止(包括首尾兩天)期間內盡快聯絡大福證券有限公司之陳詩韻小姐(地址為香港皇后大道中16-18號新世界大廈25樓(電話號碼為(852) 2160 9928))。現有股份或重組股份之碎股持有人謹請留意，碎股對盤成功與否乃無法保證之事，如對上述安排有任何疑問，請諮詢本身之專業顧問；及

(d) 由二零零三年四月二十五日(星期五)上午九時三十分起，重組股份僅會以2,000股重組股份(以淺藍色新股票形式)為完整買賣單位買賣，而以50股重組股份(以粉紅色現有股票形式)為完整買賣單位買賣重組股份之臨時櫃檯將於二零零四年四月二十四日(星期四)下午四時正交易時間結束後關閉。

待股本重組生效後，股東可於二零零三年三月十八日至二零零三年四月二十九日(包括首尾兩天)辦公時間內，將其所持現有股份之股票交回本公司之香港過戶登記分處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地

本公司在股本重組前及股本重組後之股本詳情

下表顯示本公司於最後可行日期及緊隨股本重組完成後之法定及已發行股本情況(根據現時之已發行現有股份數目計算並假設在股本重組生效之日前不會發行任何新現有股份)。

於最後可行日期		在股本重組完成時	
法定：	港元	法定：	港元
26,000,000,000股現有股份	650,000,000	20,000,000,000股重組股份	200,000,000
已發行及入賬列作繳足股款：		已發行及入賬列作繳足股款：	
6,412,128,118股現有股份	160,303,202.95	160,303,202股重組股份	1,603,032.02
股份溢價賬(約數)	1,974.6百萬港元	股份溢價賬	0
繳入盈餘賬(約數)	0.4百萬港元	繳入盈餘賬(約數)	2,133.7百萬港元

股本重組之理由

董事會相信，鑑於本公司在香港及百慕達引致之行政費用(包括每年須向百慕達政府機關繳交之註冊費用)將會因股本重組而減少，故股本重組符合本公司及其股東之整體利益。

股本重組之影響

董事會認為，除因股本重組而引致之費用外，單為實行股本重組本身不會引致本集團之資產淨值、業務運作、管理或財政狀況或股東於本公司之權益比例出現任何變動，此舉亦符合本公司及股東之整體利益。

因股本重組而產生之任何重組股份之碎股倘在扣除交易手續費後仍可賺取利潤，則將會彙集出售，收益歸本公司所有。

重組股份在各方面將會彼此享有同等權益。

股本重組之條件

股本重組須待下列條件獲履行後，方可完成：

(i) 於股東特別大會上通過特別決議案批准股本重組；

(ii) 聯交所上市委員會批准已發行之重組股份及根據新購股權計劃授出之購股權被行使時須予發行之重組股份上市及買賣；及

(iii) 本公司符合百慕達1981年公司法第46(2)條之有關規定。

申請上市

本公司將向聯交所上市委員會申請批准於落實股本重組後之已發行重組股份及根據新購股權計劃授出之現有尚未行使購股權及購股權獲行使時須予發行之重組股份上市及買賣。本公司並無於任何其他證券交易所申請重組股份上市及買賣。

於最後可行日期，現有股份於聯交所上市及買賣。本公司並無任何股份於任何其他證券交易所上市或買賣，亦無尋求或建議尋求任何股份於任何其他證券交易所上市或買賣。

待重組股份獲准在聯交所上市及買賣後，重組股份將獲香港結算接納為合資格證券，可由重組股份在聯交所開始買賣日期或香港結算決定之其他日期起，在中央結算系統寄存、結算及交收。聯交所各參與者彼此間於任何交易日進行之交易須於該交易日期後第二個交易日在中央結算系統交收。中央結算系統之一切活動均須根據不時生效之中央結算系統一般規則及中央結算系統運作程序規則進行。

零碎股份買賣安排

為解決重組股份之碎股買賣時產生之不便，本公司將會委聘大福證券有限公司由二零零三年四月一日(星期二)起至二零零三年四月二十四日(星期四)止(包括首尾兩天)期間內，負責為買賣重組股份之碎股對盤，或按竭盡所能之基準向直接受到股份合併事項之影響而導致持有此等碎股之人士提供「湊足一手完整買賣單位」之服務安排。

持有重組股份碎股之人士如擬趁機利用此項安排，可由二零零三年四月一日(星期二)起至二零零三年四月二十四日(星期四)止(包括首尾兩天)期間內盡快聯絡大福證券有限公司之陳詩韻小姐，電話號碼為(852) 2160 9928，地址為香港皇后大道中16-18號新世界大廈25樓。務請持有重組股份碎股之人士留意，對盤能夠成功與否乃無法保證之事，如對上述安排有任何疑問，請諮詢本身之專業顧問。

訂於二零零三年三月十七日舉行之股東特別大會上將提呈決議案，(除其他事項外) (i)批准建議股本重組、(ii)批准修訂細則、(iii)終止現有購股權計劃、採納新購股權計劃及註銷現有尚未行使購股權、及(iv)授予董事一般授權。本通函載有遵照上市規則而刊載有關股本重組、修訂細則、新購股權計劃主要條款之概要及說明函件，使股東可對投票贊成或反對有關決議案作出明智決定。

股本重組

董事會建議待(其中包括)下文所列之條件獲履行後：

(a) 每四十(40)股每股面值0.025港元之已發行及未發行現有股份合併成為一(1)股面值1.00港元之合併股份，然後藉註銷每股已發行合併股份之繳足股本0.99港元以削減其價值，使其成為一(1)股面值0.01港元之重組股份；亦將每股未發行合併股份(包括上文所述因削減本公司已發行股本而產生者)拆細成為100股每股面值0.01港元之重組股份；

(b) 藉註銷450億股未發行重組股份，將本公司之法定股本由650,000,000港元削減至200,000,000港元；

(c) 註銷本公司股份溢價賬內之款額約1,974,600,000港元；及

(d) 根據本公司之已發行股本及本公司於最後可行日期之股份溢價賬之結餘款額計算，預期因股本重組而在本公司賬目內產生之進賬總額約為2,133,300,000港元，將會轉撥往本公司之繳入盈餘賬，而本公司之董事將獲授權在彼等認為適當及符合本公司最佳利益之情況下，可根據百慕達法例及細則批准之任何方式運用此筆盈餘(包括用作向股東作出任何分派及對銷本公司之累積虧損)。於最後可行日期，本公司不擬就任何特別用途運用將轉撥往本公司之繳入盈餘賬，約共2,133,300,000港元之款額。

現有股份現時正以每手2,000股之完整買賣單位買賣。現建議在實行股本重組後，重組股份將以每手2,000股之完整買賣單位買賣。

HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)

執行董事：
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)
陳國鴻先生
張國華先生

非執行董事：
霍建寧先生
葉德銓先生
張漢傑先生

獨立非執行董事：
袁天凡先生
曾令嘉先生
馬慧敏女士

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者：

建議股本重組、
建議修訂細則、
採納新購股權計劃及
終止現有購股權計劃、
註銷已授出之購股權及
授出一般授權

緒言

於二零零三年一月二十九日，董事會宣佈建議(其中包括)進行股本重組，其中涉及股份合併事項、註銷股份溢價及註銷法定股本、修訂細則、終止現有購股權計劃及採納新購股權計劃，以及註銷現有尚未行使購股權。

* 中文名稱僅供識別

二零零三年

交回股東特別大會之代表委任表格之最後期限	三月十五日(星期六) 中午十二時正(香港時間)
股東特別大會	三月十七日(星期一) 中午十二時正(香港時間)
股本重組生效日期	三月十八日(星期二) 上午九時正(香港時間)
買賣以2,000股現有股份為每手完整買賣單位之現有櫃檯關閉	三月十八日(星期二) 上午九時三十分(香港時間)
買賣以50股重組股份(以現有股票形式)為每手完整買賣單位之臨時櫃檯開放	三月十八日(星期二) 上午九時三十分(香港時間)
首天以現有股票免費換領重組股份之新股票	三月十八日(星期二)
買賣以2,000股重組股份(以新股票形式)為每手完整買賣單位之現有櫃檯重新開放	四月一日(星期二) 上午九時三十分(香港時間)
開始並行買賣重組股份(以新股票及現有股票形式)	四月一日(星期二) 上午九時三十分(香港時間)
首天提供買賣重組股份碎股之對盤服務	四月一日(星期二)
買賣以50股重組股份(以現有股票形式)為每手完整買賣單位之臨時櫃檯關閉	四月二十四日(星期四) 下午四時正(香港時間)
結束並行買賣重組股份(以新股票及現有股票形式)	四月二十四日(星期四) 下午四時正(香港時間)
最後一天提供買賣重組股份碎股之對盤服務	四月二十四日(星期四)
最後一天以現有股票免費換領重組股份之新股票	四月二十九日(星期二)

「建議」	指	根據新購股權計劃向參與者授出購股權之建議
「購股權」	指	根據新購股權計劃授出可認購股份之購股權
「購股權期間」	指	由董事會於提出建議時釐定及知會各承授人之期間，惟該期間不得超過授出日期起計10年
「參與者」	指	本集團任何董事(包括執行董事、非執行董事及獨立非執行董事)及僱員，以及由董事會全權酌情認為對本集團曾作出貢獻或將會作出貢獻或能夠作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發行人、服務供應商
「重組股份」	指	緊隨股本重組成為無條件及生效後，本公司股本中每股面值0.01港元之股份
「股東特別大會」	指	本公司訂於二零零三年三月十七日(星期一)中午十二時正在香港九龍觀塘鴻圖道51號保華企業中心11樓舉行之股東特別大會，大會通告載於本通函
「股份合併事項」	指	每四十(40)股已發行及未發行現有股份合併成為一(1)股合併股份
「註銷股份溢價」	指	建議註銷本公司股份溢價賬內之款額約1,974,600,000港元，並將該筆被註銷之款額轉撥往本公司之繳入盈餘賬
「股東」	指	股份持有人
「股份」	指	現有股份或(如文義有所規定)重組股份
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	承授人可根據新購股權計劃行使購股權以認購股份之每股價格

「授出日期」	指	就購股權而言，董事會議決向參與者提出建議之辦公日
「董事」	指	本公司之董事
「現有購股權持有人」	指	現有尚未行使購股權之持有人
「現有尚未行使購股權」	指	根據現有購股權計劃已授出之購股權，其持有人可據此認購股份
「現有購股權計劃」	指	本公司於二零零一年八月二十一日採納為期十年之購股權計劃
「現有股份」	指	本公司股本中每股面值0.025港元之現有股份
「一般授權」	指	將於股東特別大會上尋求股東批准授出可發行及購回股份之一般授權
「承授人」	指	根據新購股權計劃條款接納授出購股權建議之任何參與者或(倘文義所指)因原有承授人身故而有權得到任何有關購股權之人士
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定幣值港元
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「獨立股東」	指	現有購股權持有人及彼等各自之聯繫人士以外之股東
「最後可行日期」	指	二零零三年二月十九日，即本通函付印前為確定其中所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「新購股權計劃」	指	本公司將於股東特別大會上採納之新購股權計劃

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「採納日期」	指	本公司採納新購股權計劃之日期，預期為二零零三年三月十七日(即股東特別大會之日期)
「聯繫人士」	指	上市規則所賦予之涵義
「核數師」	指	於任何時間為本公司當時之本公司核數師
「註銷法定股本」	指	藉註銷450億股未發行重組股份，將本公司之法定股本由650,000,000港元削減至200,000,000港元
「董事會」	指	本公司之董事會
「辦公日」	指	香港各銀行之一般辦公日
「細則」	指	本公司現時之公司細則
「股本重組」	指	每四十(40)股每股面值0.025港元之已發行及未發行現有股份合併為一(1)股合併股份，然後藉註銷每股已發行合併股份之繳足股本0.99港元以削減其價值，使其成為一(1)股面值0.01港元之重組股份；亦將每股未發行合併股份拆細成為100股每股面值0.01港元之重組股份、註銷法定股本及註銷股份溢價
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「本公司」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「關連人士」	指	具有上市規則所界定「關連人士」一詞所指本公司「關連人士」之人士
「合併股份」	指	緊隨股份合併事項成為無條件及生效後，本公司股本中每股面值1.00港元之股份

責任聲明

本通函之資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載有關資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明可能產生誤導。

目 錄

頁次

責任聲明 1

釋義 2

預期時間表 5

董事會函件 6

附錄一 — 新購股權計劃主要條款之概要 15

附錄二 — 說明函件 23

股東特別大會通告 26

此乃要件　請即處理

閣下如對本通函之內容或　閣下應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有錦興集團有限公司股票**出售或轉讓**，應立即將本通函及隨附之代表委任表格交予買主或承讓人或經手買賣或轉讓之銀行、證券經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司及香港中央結算有限公司對本通函之內容概不負責，對其準確性或完整性亦無發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*
（於百慕達註冊成立之有限公司）

建議股本重組、建議修訂細則、採納新購股權計劃及終止現有購股權計劃、註銷已授出之購股權及授出一般授權

錦興集團有限公司訂於二零零三年三月十七日（星期一）中午十二時正在香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，大會通告載於本通函第26至第30頁。隨附適用於股東特別大會之代表委任表格。無論　閣下會否親身出席大會及於會上投票，均請細閱通告及按照隨附之代表委任表格印備之指示將表格填妥及交回本公司之股份過戶登記分處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），惟無論如何，最遲須於該大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或任何續會及在會上投票。